06006256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-14702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RUANE, CUNNIFF & GOLDFARB LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 FIFTH AVENUE SUITE 4701
(No. and Street)

NEW YORK (City) **NEW YORK** (State) **10153-4798** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH QUINONES, JR **(212) 832-5280**
(Area Code - Telephone No.)

RECEIVED MAR 06 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 152

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) **NEW YORK** (City) **NEW YORK** (State) **10017** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

5/24/06

OATH OR AFFIRMATION

I, **JOSEPH QUINONES, JR.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **RUANE, CUNNIFF & GOLDFARB LLC,** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ZAHRA PAULTRE
Notary Public, State of New York
No. 01PA6004783
Qualified in Queens County
Commission Expires March 30, 2006

Signature

Treasurer
Title

Notary Public

This report** contains (check all applicable boxes);

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ruane, Cunniff & Goldfarb LLC

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Independent Auditor's Report on Internal Control

December 31, 2005

Ruane, Cunniff & Goldfarb LLC
767 Fifth Avenue, Suite 4701
New York, New York 10153

February 21, 2006

Board of Directors
New York Stock Exchange, Inc.
c/o Data Control Section
20 Broad Street, 22nd Floor
New York, NY 10005

Gentlemen:

WE, THE UNDERSIGNED, members or allied members of Ruane, Cunniff & Goldfarb LLC (Member Organization) have caused an audit to be made in accordance with prescribed regulations and have arranged for the preparation of a Focus report Part III based upon such audit.

WE HEREBY CERTIFY THAT, to the best or our knowledge and belief, the accompanying Focus Report Part III prepared as of December 31, 2005, represents a true and correct financial statement of our organization and that the Report will promptly be made available to those members and allied members whose signatures do not appear below.

Robert Goldfarb
President

Joseph Quinones, Jr.
Treasurer/Secretary

We hereby attest that the accompanying Focus Report Part III as of December 31, 2005 has been audited by us.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Ruane, Cunniff & Goldfarb LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of Ruane, Cunniff & Goldfarb LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2006

Ruane, Cunniff & Goldfarb LLC
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	109,233
Securities owned, at market value (Note 2)		1,066,317
Due from clearing broker		77,175
Other assets		93,953
Total assets	$	1,346,678
Liabilities and Member's Equity		
Accrued expenses	$	46,507
Due to Parent		47,552
Total liabilities		94,059
Member's equity		1,252,619
Total liabilities and member's equity	$	1,346,678

The accompanying notes are an integral part of these financial statements.

Ruane, Cunniff & Goldfarb LLC
Statement of Income
Year Ended December 31, 2005

Revenue	
Commissions	$ 4,475,872
Net gain on investments in securities	118,154
Interest and dividends	52,578
Total revenue	4,646,604
Expenses	
Salaries and employee benefits	1,664,524
Floor brokerage, exchange, and clearance fees	1,904,266
Communications and data processing	167,282
Occupancy	45,900
Payroll and other taxes	40,220
Other operating expenses	127,645
Total expenses	3,949,837
Income before income taxes	696,767
Income taxes (Note 3)	43,000
Net income	$ 653,767

The accompanying notes are an integral part of these financial statements.

Ruane, Cunniff & Goldfarb LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2005

Balance, beginning of year	$ 2,398,852
Net income	653,767
Member's withdrawal	(1,800,000)
Balance, end of year	$ 1,252,619

The accompanying notes are an integral part of these financial statements.

Ruane, Cunniff & Goldfarb LLC
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 653,767
Adjustments to reconcile net income to net cash provided by operating activities	
Unrealized gain on securities owned	(118,154)
Change in assets and liabilities	
Due from clearing broker	(38,570)
Other assets	55,592
Accrued expenses	(91,224)
Due to Parent	47,552
Net cash provided by operating activities	508,963
Cash flows from investing activities	
Sale of investment securities, net	1,053,154
Net cash provided by investing activities	1,053,154
Cash flows from financing activities	
Member's withdrawal	(1,800,000)
Net cash used in financing activities	(1,800,000)
Net decrease in cash	(237,883)
Cash and cash equivalents	
Beginning	347,116
Ending	$ 109,233

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business
Ruane, Cunniff & Goldfarb LLC ("the Company") is a limited liability company formed on December 3, 2003, pursuant to the Laws of the State of Delaware to engage in the general business of a broker or dealer in securities, and commenced operations on January 1, 2004. The Company is a wholly owned subsidiary of Ruane, Cunniff & Goldfarb Inc. ("the Parent"), a registered investment adviser under the Investment Advisers Act of 1940.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by the clearing broker/dealer.

Significant Accounting Policies
A summary of significant accounting policies follows:

Cash and Cash Equivalents
Cash equivalents include money market instruments and other highly liquid investments. Cash equivalents are stated at cost which approximates market value.

Revenue Recognition
Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income recorded on a trade date basis would not be materially different.

Investments
Investments in securities include short-term U.S. Government obligations valued at amortized cost, investments in mutual funds valued at the funds' quoted net asset value, and investments in equity securities valued at the closing price. Therefore, the Company recognizes realized and unrealized appreciation or depreciation in income.

Income Taxes
Current income taxes are provided for taxable earnings at the appropriate statutory rate applicable to such earnings.

Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Securities Owned

Securities owned at quoted market value as of December 31, 2005 are summarized as follows:

Short-term U.S. Government obligations	$ 693,355
Investment in equity securities	186,454
Investment in money market funds	186,508
	$ 1,066,317

3. Income Taxes

The Company is a single member limited liability company. As such, its taxable income is included in its Parent's taxable income. The Parent, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata share of the Parent's items of income, deductions, losses and credits. As a result of this election, no federal income taxes have been recognized by the Parent. The Parent is subject to New York State "S" Corporation minimum franchise tax. The Parent is also subject to New York City General Corporation income tax since S Corporation status is not recognized for purposes of this tax. The Company has been allocated its share of tax expense to the extent that the Company's income increases the Parent's state and local tax liability.

4. Member's Equity

Capital Contributions
The initial capital of the Company was $500,000, all of which was contributed by the Parent. The Company may accept additional contributions or loans from other persons upon written consent of the Parent.

Withdrawals
Members may withdraw all or any part of the capital upon written consent of the Parent and if such withdrawal is in compliance with requirements of regulatory authorities. During the year ended December 31, 2005, the Parent withdrew $1,800,000.

5. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown as this involves potential future claims against the Company. However, the Company expects the risk of loss to be remote.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of

$976,195 which was $876,195 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2005.

7. **Related Party Transactions**

Rent for office space, charges for employees' salaries and benefits, equipment usage and other administrative expenses are paid to the Parent at rates agreed.

8. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are processed properly by the clearing broker/dealer. In addition, the Company maintains its cash and securities owned with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

Ruane, Cunniff & Goldfarb LLC
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2005

Schedule I

Total member's equity from statement of financial condition		$ 1,252,619
Less: Non-allowable assets		
Other assets	$ 93,953	
Total non-allowable assets		93,953
Less: Excess insurance deductible		138,000
Net capital before haircuts on securities		1,020,666
Haircut on securities		44,471
Net capital		$ 976,195
Total aggregate indebtedness		$ 94,059
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 876,195
Ratio of aggregate indebtedness to net capital		0.10 to 1

Ruane, Cunniff & Goldfarb LLC
Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That of the Registrant as Filed in Part IIA of Form X-17A-5
December 31, 2005

Schedule II

Aggregate Indebtedness		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2005 (unaudited)	$	51,059
Net audit adjustments		43,000
Indebtedness as computed in Schedule I	$	94,059
Net Capital		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2005 (unaudited)	$	1,009,298
Adjustment for investment in securities owned		147,897
Adjustment for insurance deductible		(138,000)
Adjustment for income taxes expense		(43,000)
Net capital as computed on Schedule I	$	976,195

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control

To the Member of
Ruane, Cunniff & Goldfarb LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Ruane, Cunniff & Goldfarb LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2006